Exhibit 12.7
Illinois Power Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	3 Months Ended	Year Ended
	March 31,	December 31,
	2007	2006
Net income from continuing operations	$12,501	$56,659
Add- Taxes based on income	8,229	37,246
Net income before income taxes	20,730	93,905

Add- fixed charges:
Interest on long term debt	14,485	46,167
Estimated interest cost within rental expense	60	205
Amortization of net debt premium, discount, expenses and losses	2,079	3,537
Total fixed charges	16,624	49,909

Earnings available for fixed charges	37,354	143,814

Ratio of earnings to fixed charges	2.24	2.88

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	574	2,294
Adjustment to pre-tax basis	378	1,508
	952	3,802

Combined fixed charges and preferred stock dividend requirements	$17,576	$53,711

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.12	2.67